Exhibit 99.1

Boqii Announces Senior Management Change

SHANGHAI, February 14, 2022 /PRNewswire/ -- Boqii Holding Limited ("Boqii" or the "Company") (NYSE: BQ), a leading pet-focused platform in China, today announced that Ms. Ying (Christina) Zhang has resigned from her position as the Company’s Co-Chief Financial Officer and all her roles as a director or an officer of affiliates of the Company due to personal reasons, effective immediately. Ms. Christina Zhang has been in charge of our financial reporting and internal control since 2013 and was later appointed as the Company’s Co-Chief Financial Officer. She has played an integral role in helping the company build a strong team of internal control and capital management.

The board of directors of Boqii wishes to extend its deep gratitude to Ms. Christina Zhang for her contributions to the continued growth of Boqii throughout the years. Ms. Lisa Tang, Boqii’s Co-Founder, Co-CEO and CFO said: “Christina has been with us for more than nine years. Her dedication and professionalism will be missed, and I wish her the very best in her future pursuit.”

About Boqii Holding Limited

Boqii Holding Limited (NYSE: BQ) is a leading pet-focused platform in China. We are the leading online destination for pet products and supplies in China with our broad selection of high-quality products including global leading brands, local emerging brands, and our own private label, Yoken and Mocare, offered at competitive prices. Our online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Our Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

For investor and media inquiries, please contact:

Boqii Holding Limited

Investor Relations

Tel: +86-21-6882-6051

Email: ir@boqii.com

DLK Advisory Group Limited

Tel: +852-2857-7101

Email: ir@dlkadvisory.com